UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2024

000-56429

(Commission File Number)

INX LIMITED

(Exact name of Registrant as specified in its charter)

Unit 1.02, 1st Floor

6 Bayside Road

Gibraltar, GX11 1AA

Tel: +350 200 79000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On August 30, 2024, The INX Digital Company, Inc. (“Parent”), the sole shareholder of INX Limited, announced the sale of its I.L.S. Brokers Ltd. (“ILSB”), an indirect wholly-owned subsidiary of Parent, to a subsidiary of Marex, a UK-based global financial services firm, for a total of between $4 million -$5 million USD (the “Transaction”). The Transaction is expected to close on or about November 30, 2024.

On August 30, 2024, Parent issued a press release announcing the Transaction. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated August 30, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INX Limited

Date: September 4, 2024	By:	/s/ Shy Datika
Shy Datika
President and CEO

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